FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

January 29, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 29, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports completion of the 2009 exploration program on their Cordillera del Condor – Gold-Copper Property in Northwest Peru.

Item 5.	Full Description of Material Change

The Issuer reports the completion of Minera Afrodita’s 2008 exploration program in the Cordillera del Condor, northwest Peru.  The 2008 Tambo Block program has defined a significant, large, gold-bearing system hosted within the same regional structural regime and host rocks as the world-class Fruta del Norte gold deposit (Figure 1).  The Issuer has an option to acquire 100% of Minera Afrodita.

Highlights of the field season, which screened less than 20% of the 800 km2 land-holding, include: definition of extensive gold mineralization, 142 historic informal gold workings, with 1,700 metres of ‘productive’ gold-bearing structures with similar geological characteristics as the Fruta del Norte deposit.  The Tambo alteration system, as presently defined, encompasses an area of 8 km2 and remains open.  The extensive mine excavations have been sampled and results are eagerly anticipated.

Tambo Block Exploration

Geological mapping and geochemical sampling of the El Tambo Target, an epithermal poly-sulphide vein system, hosted within rhyodacite porphyry, has delineated 2.6 kilometres of underground development, in 142 historical mine workings.  These workings have exposed 1.7 kilometres of mined vein structures of similar composition to veins previously sampled, where 35 samples of obviously mineralized structures and veins range from anomalous to 52 g/t Au, averaging 16.38 g/t gold and 83 g/t silver (please see the Isuser’s news release NR08-06).  The veins are interpreted to represent a very significant continuation of the Chinapintza Mining District, Ecuador.

More than 1,500 rock samples have been collected where an intensive mapping and sampling program took advantage of the historic informal mine workings to delineate the extent, continuity and grade of the Tambo vein system in addition to providing information on the structural controls and mineral system kinematics.  The compilation of underground structural mapping and sampling will be used to construct a 3D mineral system model, which will direct future deposit and regional scale exploration.  Samples from this program have been sent to ACME Analytical in Lima, Peru, and results are anticipated in the coming weeks.

Regional Exploration

The regional mapping and geochemical sampling program was designed to screen the 12 kilometre wide by 24 kilometre long Tambo claim block.  In total, more than 500 rock samples, 350 stream sediment, and over 1,000 soil samples were collected.

In addition to the El Tambo target, two high-priority ‘bulk-tonnage’ type mineralized systems have been identified and sampled (Figure 2).

The Lucero Target is an intrusion related target located at the contact between a granodioritic intrusion, limestone and sandstone.  The target is a gold-skarn system (potentially Nambija-type), and defined by numerous drainages with fine gold in stream sediments, covering an area of at least 2.5 km2.

The Cobrecon Target is primarily a large porphyry copper-molybdenum system, with possible gold-porphyry and skarn mineralization.  Visible copper oxides and molybdenite have been noted from surface rock samplings and panned samples of stream sediments contain visible gold.  The total target area as presently defined is greater than 33 km2, suggesting that mineralization may be related to a nested metal-bearing porphyry cluster.

Samples from these targets have been sent to ACME Analytical in Lima, Peru, and results are anticipated in the near future.

An airborne Electro-Magnetic geophysical survey was flown in late 2008, covering approximately 650 line kilometres.  A final data set has been delivered and will be interpreted in the coming weeks.

Cordillera Del Condor Background

The Cordillera Del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Inca times.  On the Ecuador side of the border, historical high-grade, small scale, gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corporation’s Fruta del Norte Gold deposit (inferred resources; 13.6 million ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirdor Copper-Gold porphyry deposit (measured & indicated; 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s emerging Jerusalem Gold deposit in the Chinapintza district (measured & indicated; 0.58 million ounces gold at 12.4 g/t gold, inferred; 0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

The Issuer, through a series of option agreements, including the option with Minera Afrodita, now has the right to become the first mover on the Peruvian side of the Belt through a highly prospective and unexplored land package, exceeding 800 square kilometres in area.  Please see our technical report dated January 28, 2008 entitled “Report on the Cordillera del Condor Property”.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

February 2, 2009